Phoenix Metals U.S.A. II, Inc.

801 South Rampart Boulevard, Suite 178

Las Vegas, Nevada 89109

May 11, 2000

Via EDGAR & Facsimile

Ms. Goldie B. Walker
United States Securities and Exchange Commission
Washington, D.C. 20549

               Re:     Phoenix Metals U.S.A. II, Inc.
                         Registration Statement on Form 10-SB, as amended
                         Registration No. 000-29349

Dear Ms. Walker:

               Phoenix Metals U.S.A. II, Inc. (the "Company"), respectfully requests that the above-referenced Registration Statement filed with the Securities and Exchange Commission (the "Commission") on March 14, 2000, as amended on March 24, 2000, be withdrawn.

               By operation of law, the Registration Statement is scheduled to become effective on May 12, 2000. The Company is filing this request for withdrawal because it needs more time in which to further amend the Registration Statement to respond to the Commission's comments.

               Please do not hesitate to contact the undersigned with any questions.

Very truly yours,
Phoenix Metals U.S.A. II, Inc.

/s/ Diana Lee Flaherty
Diana Lee Flaherty Chairperson of the Board of Directors